Exhibit 99.3

STRICTLY PRIVATE & CONFIDENTIAL

May 31, 2021

Richard Chin, M.D.

Chief Executive Officer

Kindred Biosciences, Inc.

1555 Bayshore Highway, Suite #200

Burlingame, CA 94010

Dear Dr. Chin,

Reference is made to our discussions regarding the proposed acquisition (the “Proposed Transaction”) of all of the issued and outstanding equity interests of Kindred Biosciences, Inc. (the “Company”) by Elanco Animal Health Incorporated or one of its designated affiliates (collectively, “Elanco”). In order to facilitate and expedite continued discussions between the Company and Elanco with respect to the Proposed Transaction, and understanding that Elanco has devoted and intends to continue to devote substantial time and effort to the evaluation and documentation of the Proposed Transaction, the parties hereto hereby agree as set forth below.

1.	Exclusivity. During the Exclusivity Period (as defined below), the Company shall not, and shall cause its subsidiaries not to, and shall not authorize or permit their respective Representatives (as defined below) to (other than with respect to Elanco or any of its Representatives), directly or indirectly, (i) solicit, initiate, seek, propose, knowingly encourage (including by way of furnishing information) or knowingly take any action designed to facilitate any inquiry regarding, or the making of any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to, enter into any agreement, arrangement or understanding (whether or not binding) relating to, or otherwise cooperate in any way with, any Acquisition Proposal or any inquiry, proposal or offer that could lead to an Acquisition Proposal, (iii) furnish any information relating to the Company or any of its subsidiaries or any Company Product (as defined below) or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any person in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal, (iv) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or any inquiry, proposal or offer that could lead to an Acquisition Proposal, (v) take any action or exempt any person from the restriction on “business combinations” or any similar provision contained in applicable anti-takeover laws or the Company’s organizational documents or grant a waiver under Section 203 of the Delaware General Corporation Law, or (vi) resolve, propose or agree to do any of the foregoing.

The Company shall, and shall cause its subsidiaries and its and their respective Representatives to, immediately terminate any and all discussions or negotiations with any party other than Elanco (and its Representatives) with respect to any Acquisition Proposal or any inquiry, proposal or offer that constitutes, or could lead to, an Acquisition Proposal.

The Company shall promptly notify Elanco in the event that, during the Exclusivity Period, the Company waives, releases any person from, amends in any manner less favorable to the Company or fails to enforce any standstill or similar agreement with respect to the Company or any of its subsidiaries (any such action, a “Standstill Waiver”), and concurrently with such Standstill Waiver, the restrictions on Elanco under Section 12 (Standstill) of the Mutual Confidentiality Agreement (as defined below) automatically will be waived, amended (to the extent such amendment is more favorable to Elanco than Section 12 of the Mutual Confidentiality Agreement as in effect on the date hereof), released or deemed non-enforceable to the same extent as the Standstill Waiver.

2.	Certain Definitions. For purposes of this letter agreement, the following terms shall have the following meanings:

a.	“Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any third party relating to any transaction or series of related transactions involving (i) any acquisition or purchase by any third party, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company,

(ii)   any merger, amalgamation, consolidation, share exchange, business combination, asset acquisition, sale, joint venture, license, collaboration, research and development or other similar transaction involving assets or businesses that constitute or represent 15% or more of the consolidated revenue, net income or assets of the Company and its subsidiaries, taken as a whole, (iii) any sale or license of (other than any non-exclusive license and non-material license granted by the Company in the ordinary course of business consistent with past practice or contract manufacturing agreement), or joint venture, partnership or collaboration with respect to any Company Product, or (iv) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, the business of which constitutes 15% or more of the consolidated revenue, net income or assets of the Company and its subsidiaries, taken as a whole.

b.	“Company Product” means any product subject to a preclinical or clinical trial, or being researched, tested, developed, distributed, commercialized or otherwise exploited by or on behalf of the Company or its subsidiaries and all products with respect to which the Company or its subsidiaries has royalty rights, including Zimeta, KIND-030, KIND-016, KIND-032, KIND-025, KIND-509, KIND-510a or KIND-511, in each case, in any dosage form or formulation.

c.	“Exclusivity Period” means the period commencing at 12:00 a.m. New York City time on June 1, 2021 and ending at 11:59 p.m. New York City Time on June 12, 2021.

d.	“Representatives” of a person means, such person’s respective subsidiaries and each of such person’s and such subsidiaries’ respective officers, directors and senior employees, agents, advisors (including legal counsel and financial advisors), and the representatives of any of the foregoing.

3.	Definitive Agreements. The parties hereto agree that unless and until a definitive written agreement with respect to the Proposed Transaction has been executed and delivered (and in that case, subject to the terms, conditions and limitations set forth therein), neither Elanco nor the Company will be under any legal obligation of any kind whatsoever with respect to the Proposed Transaction by virtue of this letter agreement or any written or oral expression with respect to the Proposed Transaction by any of the respective Representatives of either Elanco or the Company, in each case except for the following (which shall constitute binding and legally enforceable obligations of the applicable parties): (a) the express undertakings of the Company pursuant to Section 1 above and (b) the obligations of the parties set forth in the Mutual Confidentiality Agreement, dated as of January 11, 2020, by and between the Company and Elanco US Inc. (the “Mutual Confidentiality Agreement”).

4.	Representatives; No Conflicts. The Company shall be responsible for any breaches by any of its Representatives of this letter agreement. The Company represents and warrants to Elanco that it is free to enter into this letter agreement and that the entry by the Company into this letter agreement will not conflict with the rights of any other person or entity.

5.	Confidentiality. This letter agreement will be treated as Confidential Information governed by the terms of the Mutual Confidentiality Agreement.

6.	Remedies. Each party hereto agrees that irreparable harm would occur as a result of, and that monetary damages would not be a sufficient remedy for, any breach of this letter agreement and that the non-breaching party shall be entitled to equitable relief, including an injunction or injunctions and specific performance, as a remedy for any such breach (in any case without any requirement to prove damages or securing or posting any bond in connection with such remedy), and that such remedy shall not be deemed to be the exclusive remedy for a breach by any party of this letter agreement but shall be in addition to all other remedies available at law or in equity. No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

7.	Miscellaneous. The parties hereto acknowledge and agree that the mutual covenants contained in this letter agreement, and other good and valuable consideration provided by Elanco contemplated herein, constitute good and sufficient consideration for the grant by the Company of the rights and obligations set forth in this letter agreement. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles or rules (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware. This letter agreement may be executed in any number of counterparts, including by .pdf transmission, each of which shall be deemed an original and all of which together shall constitute one agreement.

This letter agreement may be amended, modified or extended only by a written agreement signed by each of the parties hereto.

[Remainder of the page intentionally left blank]

Very truly yours,

ELANCO ANIMAL HEALTH INCORPORATED

By:	/s/ Aaron L. Schacht

Name:	Aaron L. Schacht
Title:	EVP of Innovation, Regulatory & Business Development

Agreed and accepted:

KINDRED BIOSCIENCES, INC.

By:	/s/ Richard Chin

Name:	Richard Chin
Title:	CEO

[Signature page to Exclusivity Letter]